July 1, 2019

Sherry Haywood

Attorney-Advisor

U.S. Securities and Exchange Commission
Division of Corporation Finance
AD6 - Office of Manufacturing and Construction
100 F Street, NE | Washington, D.C. 20549 | Mail Stop 4631
(202) 551-3345 | haywoods@sec.gov

Re:	Shengshi International Holding Group, Inc.
Form 10-12G File No. 000-56070

RE:	Form RW-Withdrawal of Form 10-12G Registration

Dear Ms. Haywood;

Shengshi International Holding Group, Inc. File No: 000-56070 (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Form 10-12G Registration filed on June 24, 2019.

The Company requests withdrawal of the Form 10-12G Registration due to an error in using the proper CIK.

If you have any questions regarding this application for withdrawal, please call Elaine A. Dowling, Esq. the Company’s counsel at (702) 724-2636.

Regards,

Xukai Jin

Chief Executive Officer